東京青山・青木法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 JAN -3 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020160

December 26, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Correction a Cash Flows Part of Consolidated Business Result for the First Quarter ended June 30, 2006 dated December 26, 2006

Thank you for your attention.

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Yours truly,

Seishi Ikeda
Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

Jee 1/8

BELLUNA ベルーナ
MAIL ADD:
4-2 MIYAMOTO-CHO, AGEO-SHI, SAITAMA-KEN, JAPAN 362-8688

December 25, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Cash Flows Part of Consolidated Business Result for the First Quarter ended June 30, 2006

The Company corrected a "notice of correction a cash flows part of consolidated business result for the First Quarter ended June 30, 2006," which was released on November 8th, 2006. The corrected part is underlined as below. In addition, the Company noted that these errors have no effect on, and result in no change to, the Company's other financial statements.

Description

1. Reason

The Company has consolidated results of a subsidiary into the Company group results from the current fiscal year, of which fiscal year end is not the same as of the Company. The important differences on transaction between group companies were therefore adjusted to a reasonable extent. However, some adjustments were inadequate for the Company's consolidated cash flows. Hence, the Company adjusts the differences and corrects the cash flows.

2. Correction

(2)Financial Position (Consolidated)

(Before Correction)

[Consolidated Cash Flows]

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First Quarter ended June 30, 2006	<u>- 4,458</u>	- 682	5,357	21,124
First Quarter ended June 30, 2005	551	- 1,209	2,351	10,272
Fiscal Year ended March 31, 2006	- 1,609	- 1,900	14,802	19,960

(After Correction)

[Consolidated Cash Flows]

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First Quarter ended June 30, 2006	- 3,679	- 682	5,357	21,124
First Quarter ended June 30, 2005	551	- 1,209	2,351	10,272
Fiscal Year ended March 31, 2006	- 1,609	- 1,900	14,802	19,960

- END -

Please note that this is summary translation of the original Japanese-language document

東京青山・青木法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

December 26, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Correction a Cash Flows Part of Consolidated Interim Business Result for the Fiscal Year March 2007 dated December 26, 2006

Since the information in the Flash Report does not fall within the category of "press release and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed a brief description of the information in lieu of submitting the English translation.

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

BELLUNA ベルーナ
MAIL ADD:
4-2 MIYAMOTO-CHO, AGEO-SHI, SAITAMA-KEN, JAPAN 362-8688

December 25, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Correction a Cash Flows Part of Consolidated Interim Business Result for the Fiscal Year March 2007

The Company corrected a cash flows part of "Summary of Interim Business Results for FY March 2007 (Consolidated)," which was released on November 9th, 2006. The corrected part is underlined as below. In addition, the Company noted that these errors have no effect on, and result in no change to, the Company's other financial statements.

Description

1. Reason

The Company has consolidated results of a subsidiary into the Company group results from the current fiscal year, of which fiscal year end is not the same as of the Company. The important differences on transaction between group companies were therefore adjusted to a reasonable extent. However, some adjustments were inadequate for the Company's consolidated cash flows. Hence, the Company adjusts the differences and corrects the cash flows.

2. Correction

(3) Results of Cash Flows

(Before Correction)

[Consolidated Cash Flows]

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim ended Sept. 2006	- 6,846	- 6,255	6,960	14,811
Interim ended Sept. 2005	- 771	- 1,695	12,111	18,260
FY ended Mar. 2006	- 1,609	- 1,900	14,802	19,960

(After Correction)

[Consolidated Cash Flows]

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim ended Sept. 2006	- 6,064	- 6,255	6,960	14,811
Interim ended Sept. 2005	- 771	- 1,695	12,111	18,260
FY ended Mar. 2006	- 1,609	- 1,900	14,802	19,960

- END -